CODE OF ETHICS FOR PRINCIPAL EXECUTIVE AND

FINANCIAL OFFICERS

This Code of Ethics (“Code”) is designed to comply with Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated by the Securities and Exchange Commission (the “SEC”) thereunder. The persons covered by this Code of Ethics may also be subject to the Code of Ethics of an Investment Adviser adopted pursuant to Rule 204A-1 of the Investment Advisers Act of 1940.

The Edward Jones Money Market Fund (the “Fund”) requires its Principal Executive Officer, Principal Financial Officer, or other Fund officers performing similar functions, regardless of whether these individuals are employed by the Fund or a third party (the “Principal Officers”), to maintain the highest ethical and legal standards while performing their duties and responsibilities to the Fund, with particular emphasis on those duties that relate to the preparation and reporting of the financial information of the Fund. The following principles and responsibilities shall govern the professional conduct of the Principal Officers:

I.	HONEST AND ETHICAL CONDUCT

The Principal Officers shall act with honesty and integrity, avoiding violations of this Code, including the avoidance of actual or apparent conflicts of interest in personal and professional relationships. Principal Officers who are certified public accountants are expected to carry out their duties and responsibilities in a manner consistent with the principles governing the accounting profession, including any guidelines or principles issued by the Public Company Accounting Oversight Board or the American Institute of Certified Public Accountants from time to time.

II.	CONFLICTS OF INTEREST

Principal Officers should report any material transaction or relationship that reasonably could be expected to give rise to such conflict between their interests and those of a Fund to the Fund’s Chief Compliance Officer (the “CCO”) or other appropriate member of the Audit Committee, the full Board of Trustees of the Fund (the “Board”), that may reasonably be expected to deal with any conflict of interest in timely and expeditious manner.

The Principal Officers shall act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing their independent judgment to be subordinated or compromised.

III.	FINANCIAL RECORDS AND REPORTING

The Principal Officers shall provide full, fair, accurate, timely and understandable disclosure in the reports and/or other documents to be filed with or submitted to the SEC or other applicable body by a Fund, or that is otherwise publicly disclosed or communicated. The Principal Officers shall comply with applicable rules and regulations of federal, state, and local governments, and other appropriate private and public regulatory agencies.

The Principal Officers shall respect the confidentiality of information acquired in the course of their work and shall not disclose such information except when authorized or legally obligated to disclose. The Principal Officers will not use confidential information acquired in the course of their duties as Principal Officers.

The Principal Officers shall share knowledge and maintain skills important and relevant to the Fund’s needs; shall proactively promote ethical behavior of the Fund’s employees and as a partner with industry peers and associates; and shall maintain control over and responsibly manage assets and resources employed or entrusted to them by the Fund.

IV.	COMPLIANCE WITH LAWS, RULES AND REGULATIONS

The Principal Officers shall establish and maintain mechanisms to oversee and promote the compliance of the Fund with applicable federal, state or local law, regulation or administrative rule, and to identify, report and correct in a swift and certain manner, any detected deviations from applicable federal, state or local law regulation or rule.

V.	COMPLIANCE WITH THIS CODE OF ETHICS

The Principal Officers shall promptly report any violations of this Code of Ethics to the Audit Committee as well as the full Board and shall be held accountable for strict adherence to this Code of Ethics. A proven failure to uphold the standards stated herein shall be grounds for such sanctions as shall be reasonably imposed by the Board.

Principal Officers who promptly report violations or suspected violations in good faith will not be subject to retaliation of any kind. Reported violations will be investigated and addressed promptly and will be treated as confidential to the extent possible.

VI.	AMENDMENT AND WAIVER

This Code of Ethics may only be amended or modified, and provisions of it waived by approval of the Board. Any substantive amendment that is not technical or administrative in nature or any material waiver, implicit or otherwise, of any provision of this Code of Ethics, shall be communicated publicly in accordance with Item 2 of Form N-CSR and Form N-SAR under the 1940 Act.

VII.	ACCOUNTABILITY

All Principal Officers will be held accountable for adherence to this Code. Each Principal Officer must, upon the Fund’s adoption of this Code (or thereafter as applicable, upon becoming a Principal Officer), affirm in writing to the Board that he/she has received, read, and understands this Code by signing the Acknowledgement Form attached hereto as Appendix A. Thereafter, each Principal Officer, on an annual basis, must affirm to the Board that he/she has complied with the requirements of this Code.

Principal Officers may not retaliate against any other Principal Officer of the Fund or their affiliated persons for reports of potential violations that are made in good faith.

Adopted: 31-January-2017

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